# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880P104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Date of event which requires filing of this statement: 05/17/2025
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Robert MacArthur, 2025 3rd Avenue North, Suite 350, Birmingham, Alabama (AL), 35203, (205) 383-4763

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,199,562; shared voting power 0; sole dispositive power 4,199,562; shared dispositive power 0; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: (1) Calculated based on 43,443,972 shares of common stock of the Issuer as of May 9, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025.
- Forager Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,199,562; shared voting power 0; sole dispositive power 4,199,562; shared dispositive power 0; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: (1) Shares reported in this table are held by Forager Fund, L.P., of which the Reporting Person is the general partner.
  (2) Calculated based on 43,443,972 shares of common stock of the Issuer as of May 9, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025.
- Edward Kissel: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,199,562; sole dispositive power 0; shared dispositive power 4,199,562; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: (1) These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
  (2) Calculated based on 43,443,972 shares of common stock of the Issuer as of May 9, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025.
- Robert MacArthur: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,199,562; sole dispositive power 0; shared dispositive power 4,199,562; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: (1) These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
  (2) Calculated based on 43,443,972 shares of common stock of the Issuer as of May 9, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Comment:
Explanatory Note

This Amendment No. 2 to Schedule 13D is filed solely to supplement the information provided in response to Item 4 of this statement on Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 15, 2025, Quipt Home Medical Corp. (Quipt) agreed to provide additional information to Forager Capital Management (FCM) in connection with FCM's consideration of a potential business combination transaction. On May 17, 2025, FCM submitted a non-binding offer to buy all the outstanding shares of Quipt in cash for $3.10, a 120% premium over the $1.41 closing price on May 16, 2025 (the last trading day prior to the submission of the attached LOI), (the Potential Transaction).

Quipt has faced persistent challenges in delivering meaningful organic growth, and its financials are further clouded by complex GAAP-driven depreciation and amortization charges. These factors, in FCM's view, significantly reduce the likelihood of any meaningful appreciation in Quipt's stock price. Furthermore, the expenses associated with maintaining Quipt as a public company are excessively burdensome for an enterprise of this scale. Public shareholders are left fighting an uphill battle. That's why FCM believes the Board should act in the best interest of shareholders by accepting this offer, which delivers a substantial premium in cash and a clear, immediate path to value realization.

FCM's offer compares favorably with precedent transactions and peers. In the past two years, fewer than 15% of take-private transactions were completed at premiums exceeding 50% over the last closing price prior to deal announcement. Over the last twelve months, premiums have generally ranged between 35% and 55%, based on the 50th to 75th percentiles of completed deals.

FCM arrived at the proposed purchase price using a blend of market-based valuation multiples and discounted cash flow analysis. Specifically, FCM considered a reasonable EV/FCF range of 15x to 16x. FCM's offer reflects a multiple of approximately 19.2x on Quipt's trailing twelve-month free cash flow (as publicly defined by management), representing a highly attractive valuation relative to both comparable transactions and current public market peers.

The foregoing summary of the LOI is not intended to be complete and is qualified in its entirety by reference to the full text of the LOI, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

FCM's LOI is non-binding, with limited exceptions, does not create or impose any legal obligation on any party (including any obligation to continue discussions regarding the Potential Transaction), and does not constitute an offer capable of acceptance by any shareholder. This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. The LOI does not contain all matters on which agreement must be reached in order for the Potential Transaction to be consummated and does not constitute, and is not intended to constitute, an offer or a legally binding obligation of, or promise by, any person or entity to enter into a transaction (including, but not limited to, the Potential Transaction) or negotiate the terms of any transaction (including, but not limited to, the Potential Transaction). Consummation of the Potential Transaction and the other transactions contemplated by the LOI is subject to, among other things, satisfactory due diligence, including, without limitation, financial, business, tax, accounting and legal matters; receipt of all Quipt approvals; receipt of all internal and necessary third-party and regulatory approvals; FCM and Quipt?s mutual agreement on all terms and conditions of the Proposed Transaction; and execution and delivery of definitive documentation by the parties thereto.

## Signatures
- Forager Fund, L.P.: Robert MacArthur, Managing Partner (05/19/2025)
- Forager Capital Management, LLC: Robert MacArthur, Managing Partner (05/19/2025)
- Edward Kissel: Edward Kissel, Edward Kissel (05/19/2025)
- Robert MacArthur: Robert MacArthur, Robert MacArthur (05/19/2025)